Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal to Repurchase Up to 15 Million of its Common Shares

TORONTO, January 30, 2013 – Bank of Montreal (the Bank) (TSX, NYSE: BMO) today announced that it has received approvals from the Toronto Stock Exchange (TSX) and the Office of the Superintendent of Financial Institutions Canada (OSFI) to proceed with a normal course issuer bid through the facilities of the TSX to purchase, for cancellation, up to 15 million of its common shares commencing February 1, 2013, and ending January 31, 2014.

The maximum number of common shares that may be repurchased under the normal course issuer bid represents approximately 2.3 per cent of the Bank’s ‘public float’ (as such term is defined in the TSX Company Manual) of common shares. The timing and amount of purchases under the program are subject to management discretion based on factors such as market conditions and capital adequacy. The Bank will only initiate purchases under the bid after consulting with OSFI. The Bank will pay the market price for the shares at the time of acquisition.

There were 651,952,451 Bank of Montreal common shares issued and outstanding as at January 21, 2013, and the public float was 651,265,542 common shares. The average daily trading volume for the 6 months ended December 31, 2012 and the daily maximum number of shares available for purchase, calculated pursuant to the rules of the TSX for the purposes of the bid, were 1,182,049 and 295,512 shares, respectively.

The Bank’s Basel II Tier 1 capital ratio was 12.6 percent, and the Bank’s pro-forma Basel III Common Equity Ratio was 8.7 percent, as at October 31, 2012. The normal course issuer bid is part of BMO’s capital management strategy.

For Media Relations Enquiries:

Ralph Marranca, Toronto, (416) 867-3996, ralph.marranca@bmo.com

Ronald Monet, Montreal, (514) 877-1873, ronald.monet@bmo.com

For Investor Relations Enquiries:

Sharon Haward-Laird, Toronto, (416) 867-6656, sharon.hawardlaird@bmo.com,

Andrew Chin, Toronto, (416) 867-7019, andrew.chin@bmo.com,

Internet: www.bmo.com